                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           NEWMONT MINING CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.60 Par Value
                         (Title of Class of Securities)

                                    651639106
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 22 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP NO. 651639106                                           PAGE 2 OF 22 PAGES


     1  Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (doing business as SOROS FUND MANAGEMENT)

     2  Check the Appropriate Box If a Member of a Group*
                                                     a. /x/
                                                     b. / /

     3  SEC Use Only

     4  Source of Funds*

                  AF

     5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

     6  Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power

  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  10,194,692
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   10,183,426
    With

                           10       Shared Dispositive Power
                                            11,266

     11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,194,692

     12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            /x/

     13  Percent of Class Represented By Amount in Row (11)

                                            11.85%

     14  Type of Reporting Person*

         IA; IN

                                  SCHEDULE 13D

CUSIP NO. 651639106                                          PAGE 3 OF 22 PAGES

      1  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER

      2  Check the Appropriate Box If a Member of a Group*
                                                     a. /x/
                                                     b. / /

      3  SEC Use Only

      4  Source of Funds*

                  OO

      5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

      6  Citizenship or Place of Organization

                  UNITED STATES

                            7       Sole Voting Power

  Number of                                 840,595
   Shares

Beneficially                8       Shared Voting Power
  Owned By                                  0

    Each

  Reporting                 9       Sole Dispositive Power
   Person                                   1,301,143

    With

                           10       Shared Dispositive Power
                                            0

     11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,301,143

     12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            /x/

     13  Percent of Class Represented By Amount in Row (11)

                                            1.51%

     14  Type of Reporting Person*

         IN

                                  SCHEDULE 13D

CUSIP NO. 651639106                                          PAGE 4 OF 22 PAGES

      1  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DUQUESNE CAPITAL MANAGEMENT INCORPORATED

      2  Check the Appropriate Box If a Member of a Group*
                                                     a. /x/
                                                     b. / /

      3  SEC Use Only

      4  Source of Funds*

                  OO

      5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

      6  Citizenship or Place of Organization

                  PENNSYLVANIA

                            7       Sole Voting Power

  Number of                                 0
   Shares

Beneficially                8       Shared Voting Power
  Owned By                                  0

    Each

  Reporting                 9       Sole Dispositive Power
   Person                                   0

    With

                           10       Shared Dispositive Power
                                            0

     11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

     12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            /x/

     13  Percent of Class Represented By Amount in Row (11)

                                            0%

     14  Type of Reporting Person*

         IA:CO

ITEM 1.        SECURITY AND ISSUER.

               This Amendment No. 3 to Schedule 13D relates to shares of
Common Stock, $1.60 par value (the "Shares"), of Newmont Mining Corporation (the "Issuer"). This Amendment No. 3 amends the initial statement on Schedule 13D dated April 30, 1993 and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 3 is being filed to report the pledge by the SFM Clients of certain of the Shares held by such SFM Clients pursuant to pledge agreements (each, a "Pledge Agreement") which secure the obligations of the SFM Clients under a revolving credit facility with a syndicate of lenders. As reported in the Initial Statement and herein, Mr. Soros may be deemed to be the beneficial owner of the Shares pledged pursuant to the Pledge Agreements. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

ITEM 2.        IDENTITY AND BACKGROUND.

               As a result of the transfer of the Shares held by Duquesne to Priority as described in Amendment No. 2, Duquesne is no longer the beneficial owner of any of the Shares and has ceased to be a Reporting Person.

               Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which has been amended since the last filing and is incorporated by reference in response to this Item 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               On March 22, 1995 each of the SFM Clients executed a Pledge Agreement pursuant to which certain of the Shares held by each of the SFM Clients were pledged as collateral to secure the respective obligations of the SFM Clients under a revolving credit facility dated March 22, 1995 (the "Credit Agreement") with a syndicate of lenders. Subject to the terms of the Pledge Agreements, a copy of the form of which is attached hereto as Exhibit G and is incorporated herein by reference, each of the SFM Clients is entitled to exercise any and all voting rights pertaining to its Shares and is entitled to receive any and all dividends paid in respect of its Shares unless and until the occurrence of an event of default under the Credit Agreement.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               (g) Form of Pledge Agreement dated as of March 22, 1995 to be executed individually by each of Quota Fund N.V., Quasar International Partners C.V., Quantum Partners LDC and Quantum Fund N.V.

               (h) Power of Attorney dated March 23, 1994 granted by Stanley F. Druckenmiller in favor of Michael A. Shay.

                                  SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 23, 1995                 GEORGE SOROS

                                      By:     /s/ Sean C. Warren
                                              ------------------------
                                              Sean C. Warren
                                              Attorney-in-Fact

                                      STANLEY DRUCKENMILLER

Date:  March 23, 1995                 By:     /s/ Michael Shay
                                              ----------------------------
                                              Michael Shay
                                              Attorney-In-Fact


                                      DUQUESNE CAPITAL MANAGEMENT INCORPORATED

Date:  March 23, 1995                 By:      /s/ Michael Shay
                                                ----------------------------
                                               Michael Shay
                                               Vice President


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                                                                         Page 7


                                     ANNEX A

         The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                               Scott K. H. Bessent
                                 Walter Burlock
                              Stanley Druckenmiller
                                  Arminio Fraga
                                 Gary Gladstein
                                Robert K. Jermain
                                Donald H. Krueger
                                Elizabeth Larson
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                INDEX OF EXHIBITS

EXHIBIT                                                                      PAGE
-------                                                                      ----
   G     Form of Pledge Agreement dated as of March 22, 1995 to be executed     9
         individually by each of Quota Fund N.V., Quasar International
         Partners C.V., Quantum Partners LDC and Quantum Fund N.V.

   H     Power of Attorney dated March 23, 1994 granted by                     22
         Stanley F. Druckenmiller in favor of Michael A Shay